SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

291525103

(CUSIP Number)

Jim Plohg Smith Management LLC Alden Global Capital 885 Third Avenue New York, NY 10022 (212) 888-7219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 291525103
SCHEDULE 13D

1.	Names of Reporting Persons. Alden Global Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

1.	Names of Reporting Persons. Alden Global Distressed Opportunities Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

1.	Names of Reporting Persons. Smith Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

Amendment No. 10 to Schedule 13D

This Amendment No. 10 to Schedule 13D is being filed by Alden Global Capital Limited (the “Investment Manager”), Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”), and Smith Management LLC (“Smith” and, together with Alden and the Investment Manager, the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 and amended on May 24, May 27, June 23, July 6, September 9, September 27, November 12, and November 16, 2010 and February 4, 2011 by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 10. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

Item 4.	Purpose of the Transaction.

The disclosure in Item 4 is hereby amended to add the following:

On February 16, 2011, the Reporting Person filed a Shareholder Derivative Complaint (the “Complaint”) in the Supreme Court of the State of New York in and for the County of New York against defendants Jeffrey H. Smulyan, Emmis’s Chairman, CEO, and President (“Smulyan”), Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel (collectively, the “Directors”) and JS Acquisition, LLC (“JSA”) and nominal defendant Emmis Communications Corporation (“Emmis”). The shareholder derivative lawsuit (the “Lawsuit”) arises out of and seeks to redress the Directors’ decision, on or around December 24, 2010, to provide JSA, Smulyan’s wholly-owned company, with $200,000 to fund a lawsuit against the Reporting Person. The Reporting Person alleges that by approving the financing, the Directors breached their fiduciary duties of loyalty and care and committed corporate waste.

The Reporting Persons have continuously held Emmis stock before the acts and omissions raised in the Complaint and intend to remain shareholders throughout the pendency of the Lawsuit. The Reporting Persons did not purchase any shares of Emmis for the purpose of bringing the Lawsuit.

Reference is made to the Complaint, a copy of which is attached hereto as Exhibit 99.4 and incorporated by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2010, as of January 6, 2010, there were 33,510,830 shares of Class A Common Stock outstanding. Based on the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 3,319,878.28 shares of Class A Common Stock (consisting of the 482,800 shares of Class A Common Stock that the Reporting Persons hold and the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible), representing approximately 9.13% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock.

In addition, the Reporting Persons currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 174,735 shares of Class A Common Stock, or 0.52% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Alden Global Capital Limited acts as the investment manager and Smith Management LLC acts as a service provider to Alden Global Capital Limited and Alden Global Distressed Opportunities Master Fund, L.P. Each of Smith Management LLC and Alden Global Capital Limited may be deemed to beneficially own the securities held by Alden Global Distressed Opportunities Master Fund, L.P.

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Class A Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4	Shareholder Derivative Complaint, filed February 16, 2011 in the Supreme Court of the State of New York in and for the County of New York, by Alden Global Capital Opportunities Master Fund, L.P., derivatively on behalf of Emmis Communications Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President